Stable Road Acquisition Corp.

1345 Abbot Kinney Blvd.

Venice, California 90291

November 5, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Killoy

Re:	Stable Road Acquisition Corp.
Registration Statement on Form S-1
Filed September 27, 2019, as amended
File No. 333-233980

Dear Mr. Killoy:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Stable Road Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Thursday, November 7, 2019, or as soon as thereafter practicable.

Very truly yours,

/s/ Brian Kabot
Brian Kabot
Chairman and Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Graubard Miller